UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Name of Issuer)
National Telephone Company of Venezuela (CANTV)

(English Translation of Issuer Name)
Class D Common Shares,
Nominal Value Bs. 36.90182224915 Per Share (“Class D Shares”)
American Depositary Shares Each Representing
Seven (7) Class D Shares (“ADSs”)

(Title of Class of Securities)
P3055Q103 (Class D Shares)
204421101 (ADSs)

(CUSIP Number)
Valarie A. Hing Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 31, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P3055Q103 (Class D Shares) 204429101 (ADSs)

1	NAMES OF REPORTING PERSONS The Bolivarian Republic of Venezuela I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

None

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Venezuela

	7	SOLE VOTING POWER

NUMBER OF		Class D Shares: 652,050,928* ADSs: 3,613,996**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Class D Shares: None ADSs: None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Class D Shares: 652,050,928* ADSs: 3,613,996**

WITH	10	SHARED DISPOSITIVE POWER

Class D Shares: None ADSs: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class D Shares 652,050,928* ADSs 3,613,996**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not applicable

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.38%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Government)
*       Includes 25,297,972 Class D Shares receivable upon the exchange of the 3,613,996 ADSs reported as beneficially owned by the Bolivarian Republic of Venezuela on this Schedule 13D.
**    Each ADS may be exchanged for seven Class D Shares. The Class D Shares receivable upon the exchange of these ADSs are included in the number of Class D Shares reported as beneficially owned by the Bolivarian Republic of Venezuela on this Schedule 13D.
***  Based on the 690,906,299 Class D Shares reported as outstanding as of December 31, 2007 (as reported in the Issuer’s Form 6-K filing on March 27, 2008).

Amendment No. 3 to Schedule 13D
     This is the third amendment (“Amendment No. 3”) to the Statement on Schedule 13D originally filed by the Bolivarian Republic of Venezuela (the “Republic”) on February 12, 2007 and amended on May 8, 2007 and May 15, 2007, relating to the Class D Common Shares, nominal value Bs. 36.90182224915 per share (the “Class D Shares”), and American Depositary Shares, each representing seven Class D Shares (the “ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (the “Issuer”).
     The Schedule 13D is hereby amended as follows. Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the “Schedule 13D”).
Item 3. Source and Amount of Funds or Other Consideration
     The information in Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     The Republic has entered into a Purchase Agreement dated as of March 31, 2008 (the “Agreement”) with Renaissance Technologies LLC (“Renaissance”), pursuant to which Renaissance has agreed to sell, and the Republic has agreed to purchase, 3,613,996 ADSs (representing 25,297,972 Class D Shares) (the “Renaissance Shares”), which Renaissance has represented are all shares of the Issuer’s capital stock beneficially owned by Renaissance (the “Transaction”).
     The consideration to be paid to Renaissance upon consummation of the Transaction is approximately US$51.14 million, or US$14.15 per ADS, which includes a purchase price for the Renaissance Shares of US$11.27 per ADS and an amount equal to the ordinary and extraordinary dividends, aggregating US$2.88 per ADS, declared by the Issuer’s shareholders at the shareholders’ meeting held on March 31, 2008 (which will be paid directly to the Republic by the Issuer). No consideration was paid to Renaissance in connection with the execution of the Agreement. The Republic will fund the consideration payable to Renaissance from internal sources.
Item 4. Purpose of Transaction
     The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     The Republic entered into the Agreement described above in Item 3 with Renaissance on March 31, 2008. The closing of the purchase and sale under the Agreement is expected to occur in the first part of April. Each party’s obligation to close is conditioned on the accuracy of the other party’s representations and warranties and the other party’s compliance with its covenants in the Agreement, and there not being in effect any law, regulation, order, decree, ruling or injunction, nor any pending or threatened actions, proceedings, orders or similar items seeking any order, decree, ruling or injunction or which may prohibit, question, condition or otherwise restrict or create any encumbrances on the consummation of the transaction or the purchase or ownership of the Renaissance Shares by the Republic. The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 1 hereto and which is incorporated herein by reference.
     The Republic’s purpose for entering into the Agreement is to purchase all shares of the Issuer’s capital stock owned by Renaissance.
     Under Venezuelan law, if the Republic’s acquisition of the Renaissance Shares is consummated, the Republic will be required to offer to purchase any and all of the other outstanding Class D Shares and ADSs of the Issuer not already owned by the Republic on the date the offer commences (i) at a price, payable in Bolivars, of the equivalent of US$1.61 per share, calculated at the official exchange rate in the Republic for the sale of U.S. dollars by the Venezuelan Central Bank, Banco Central de Venezuela, in effect on the closing date of the offer, for shares that are not represented by ADSs (being the US$11.27 per ADS price divided by seven to reflect that each ADS represents seven shares), and (ii) at a price, payable in U.S. dollars, of US$11.27 per ADS for ADSs, (i) and (ii) being equivalent to the price established in the Renaissance transaction, taking into account that prior to any such purchase by the Republic the holders of shares and ADSs would have received or become entitled to receive payment of the dividends declared by the shareholders on March 31, 2008. The official exchange rate in the Republic for the sale of U.S. dollars by the Venezuelan Central Bank, Banco Central de Venezuela, is currently Bs. 2.15 per US$ 1.00. The Republic is currently considering the most appropriate transaction structure for making the offer, which it will be required to commence within a period of approximately 60 days after the consummation of the acquisition of the Renaissance Shares. It is contemplated that CANTV workers holding CANTV’s Class C Shares will be able to participate in the offer by converting their Class C Shares into Class D Shares in accordance with the procedure established in CANTV’s By-laws.

     The Republic has not yet commenced the offer referred to above. In connection with its commencement, the Republic will make such filings with the SEC as may be required pursuant to applicable securities laws. Security holders are strongly encouraged to read these filings when they become available because they will contain important information about the purchase program. Security holders will be able to obtain free copies of these filings on the SEC’s website at http://www.sec.gov.
     In addition to the foregoing, the Republic intends to continuously review all aspects of its investment in the Issuer, including the Issuer’s business, operations, financial results and condition and prospects, and general economic and industry conditions and, based on its continuing review of these and other relevant factors, the Republic may engage, or cause the Issuer to engage, in any of the transactions referred to or contemplated by paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D when deemed appropriate.
Item 5. Interest in Securities of the Issuer
     The information in Item 5 of the Schedule 13D is hereby amended by adding the following at the end thereof:
     (a) The Republic currently beneficially owns 626, 752,956 Class D Shares, and may be deemed to beneficially own an additional 25,297,972 Class D Shares represented by the 3,613,996 ADSs which the Republic has agreed to purchase under the Agreement. Based upon the foregoing, the Republic beneficially owns or may be deemed to beneficially own in the aggregate 94.38% of the Issuer’s issued and outstanding Class D Shares (including the 25,297,972 Class D Shares represented by the 3,613,996 ADSs which the Republic has agreed to purchase under the Agreement), based on 690,906,299 Class D Shares reported as issued and outstanding as of December 31, 2007 in the Issuer’s Form 6-K filing on March 27, 2008).
     (b) The Republic has the sole power to vote or to direct the vote of, and dispose or direct the disposition of 626,752,956 Class D Shares, and may be deemed to have the sole power to vote or to direct the vote of, and dispose or direct the disposition of an additional 25,297,972 Class D Shares represented by the 3,613,996 ADSs which the Republic has agreed to purchase under the Agreement.
     (c) There were no transactions in Class D Shares or ADSs effected by the Republic in the sixty (60) days prior to this filing.
     (d) - (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The information set forth under Item 4 and Exhibit 1 is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
Exhibit Index

Exhibit No.	Description

1	Purchase Agreement, dated as of March 31, 2008, between the Bolivarian Republic of Venezuela and Renaissance Technologies LLC.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: March 31, 2008

THE BOLIVARIAN REPUBLIC OF VENEZUELA

/s/ Socorro Hernández

By: Socorro Hernández
Title: Minister of the Popular Power for Telecommunications and Information Technology of the Bolivarian Republic of Venezuela